UNIVERSAL FOG, INC.
168 Binbei Street, Songbei District
Harbin, Heilongjiang Province
People’s Republic of China

May 15, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D. C. 20549-7010

ATTN:        Pamela A. Long
Assistant Director

Re:              Universal Fog, Inc.
Revised Preliminary Information Statement on Schedule 14C and Amendment 1 to
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006
Filed February 27, 2008
Amendment 1 to Current Report on Form 8-K dated September 10, 2007 and filed February 20, 2008
File No. 0-51060

Ladies and Gentlemen:

Thank you for your comment letter dated March 10, 2008 (the “Comment Letter”), with respect to the above-captioned Revised Preliminary Information Statement on Schedule 14C, Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB/A”) and Amendment 1 to Current Report on Form 8-K dated September 10, 2007.  We have filed our revised Preliminary Information Statement on Schedule 14C of Universal Fog, Inc., a Delaware corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our revised Preliminary Information Statement on Schedule 14C, Amendment No. 2, on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

PreR14C

General

1.
We note in your response to prior comment 4 that Turner, Stone & Company, LLP will continue to be the independent registered public accounting firm of the registrant after the reverse split become effective.  In a merger accounted form as a reverse acquisition, a change in accounts occurs unless one accountant audited the financial statements of both parties to the merger.  The accountant who is no longer associated with the continuing entity is considered the predecessor accountant.  Based on your response, it appears that you will sever the relationship with Keith K. Zhen, CPA.  If that is true, you are required to file a Form 8-K reporting this event.  Refer to Item 4.01 of Form 8-K.

Response 1:
Prior to filing our PreR14C, we terminated Keith K. Zhen, CPA as our accountant and appointed Malone & Bailey as our sole independent registered public accounting firm.  A Form 8-K dated May 9, 2008 was filed with the Commission to disclose our decision.

2.
The marked or redlined versions of the revised preliminary information statement, amendment 1 to the annual report on Form 10-KSB, and the amendment to the current report on Form 8-K submitted on February 28, 2008 were mistagged as correspondence on the EDGAR system.  Note that Item 310 of Regulation S-T requires the tagging of the marked or redlined version of a document to conform form-wise to the tagging for the unmarked version of a document that is filed on the EDGAR system.  Please comply with the rule’s requirement in future filings.  Refer to the EDGAR Filer Manual for instructions on tagging documents.  If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

Response 2:	We will comply with the requirements of Item 310 of Regulation S-T in future filings.

Our Business Plan

3.
Refer to prior comment 13.  As requested previously, explain the meaning of “GMP” in the first bullet point under “Manufacturing” and in the second bullet point under “Cost Control.” We note the revised disclosure on page 16.

Response 3:	As requested, we have explained the meaning of “GMP” under both bullet points mentioned in your comment above.

Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006

4.
Revised disclosure indicates that although the number of customers did not change from 2006 to 2007, the sales per customer decreased significantly.  Explain why the sales per customer decreased significantly.

Response 4:
In 2007, the Company spent more resources and manpower focusing on capital additions and equipment purchases; therefore, less effort was spent on production and marketing.  As a result, sales per customer decreased significantly from 2006 to 2007, even though the number of customers did not change.

Public company compliance may make it more difficult to attract and retain officers and directors

5.	This risk factor is presented twice. Revise to present the risk factor once.

Response 5:	The text of the disclosure has been revised to delete the second reference to the risk factor involving public company compliance and retention of officers and directors.

Meetings of Our Board of Directors

6.	Update the disclosure for the last completed fiscal year.

Response 6:	We updated the disclosure to indicate that there were no meetings of the Company’s Board of Directors during 2007.

Director Compensation

7.	Provide the director compensation disclosures as required by Item 402(f) of Regulation S-B for the last completed fiscal year.

Response 7:	Director compensation disclosure for the last completed fiscal year has been provided, as required by Item 402(f) of Regulation S-B.

Executive Compensation

8.
Provide the executive compensation disclosures required by Item 402 of Regulation S-B for the fiscal year ended December 31, 2007.  See telephone interpretation 8B. in section J of our July 1997 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.  See also instruction 1 to Item 402(b) of Regulation S-B.

Response 8:	Executive compensation disclosure for the fiscal year ended December 31, 2007, as required by Item 402 of Regulation S-B, has been provided in our revised PreR14C.

Description of Securities

9.	State the number of issued and outstanding shares of common stock and preferred stock.

Response 9:	We have stated the number of issued and outstanding shares of common stock and preferred stock in the Description of Securities section, as requested.

Trading Information

10.	The Financial Industry Regulatory Authority and not the National Association of Securities Dealers, Inc. now operates the OTC Bulletin Board. Please revise.

Response 10:	The text was revised to delete the reference to the National Association of Securities Dealers, Inc. and replace it with Financial Industry Regulatory Authority.

Exhibit 2.4

11.
Although you submitted the share exchange agreement on the EDGAR system as correspondence on February 28, 2008, you did not file the agreement with the revised preliminary information statement.  Please file the agreement.

Response 11:	The Share Exchange Agreement has been included as Exhibit 2.4 in our current Revised Preliminary Information Statement on Schedule 14C filed with the Commission.

Exhibit 99.1

General

12.
Please include interim financial statements as of and through December 31, 2007 for the consolidated post-merger entity pursuant to Rule 3-12 of Regulation S-X.  In addition, expand your discussion of results of operations to discuss the six months ended December 31, 2007 compared to the six months ended December 31, 2006.

Response 12:
We included interim consolidated financial statements for China Health pursuant to Rule 3-12 of Regulation S-X and expanded our discussion of results of operations to discuss the six months ended December 31, 2007 compared to the six months ended December 31, 2006, as requested.

Statements of Cash Flows

13.
We note your revised disclosure in your liquidity and capital resources on page 20 in response to prior comment 16.  Specifically, we note your disclosure that the increase in accounts payable was attributable to the purchase of new equipment and improvements and additions to facilities.  In addition, we also note your disclosure on page F-8 that as of June 30, 2007 you have only paid the seller $257,860 of $410,292 for pharmaceutical patents from a third party.  In consideration that you have not paid cash for these items as of June 30, 2007, please explain why you did not exclude the non-cash portion of the purchase of fixed assets and pharmaceutical patents from the statement of cash flows.  Explain why you did not exclude the accounts payable related to these investing activities from the increase in accounts payable shown with operating activities, with appropriate disclosure of the non-cash transaction.

Response 13:
We have excluded the non-cash portion of the purchase of pharmaceutical patents from the statements of cash flows and have amended our financial statements accordingly.  A new Statement of Cash Flows has been presented, together with a new audit report.

Note 11 – Owners’ Equity

14.
We have reviewed your revised disclosure in response to prior comment 28.  Please explain what consideration Mr. Sun, Xin received as payback of his loans, if any.  While your footnote disclosure states the payback of such loans were “currency transactions,” it is not clear how a cash repayment of the loans resulted in additional paid-in capital.  Please expand your disclosure to clarify what consideration Mr. Sun, Xin received or whether the loans were cancelled, resulting in a capital contribution from Mr. Sun, Xin.

Response 14:	The loans from Mr. Sun, Xin were cancelled, resulting in a capital contribution from Mr. Sun, Xin. This is reflected in the new disclosure, particularly in the notes to the financial statements.

Report of Independent Registered Public Accounting Firm

15.
We note the audit report of Keith K. Zhen, CPA for China Health that was filed in exhibit 99.1 of Form 8-K filed September 14, 2007 was dated September 3, 2007.  We further note the audit report that was filed in exhibit 99.1 to your PreR14C is note dated August 27, 2007, and there have been no revisions to the financial statements or any reference to any revisions.  Please explain why the date of the audit report has changed.

Response 15:
The audit report of Keith K. Zhen, CPA for China Health that was filed in exhibit 99.1 of Form 8-K filed September 14, 2007, dated September 3, 2007, was correct.  The date of August 27, 2007 on the audit report included in exhibit 99.1 to our PreR14C was a typographical error.  The date of the audit report never changed and we apologize for any confusion caused by this clerical error.

Exhibit 99.3 and 10-KSB/A1

Item 13. Controls and Procedures

16.	We assume the phrase “for use in this quarterly report” rather than for use in this annual report under “Scope of the Evaluation” is inadvertent. Revise in future Form 10-K filings.

Response 16:
The use of the phrase “for use in this quarterly report” rather than for use in this annual report under “Scope of the Evaluation” in our 10-KSB/A1 and 10-KSB/A2 filings was inadvertent.  We will be sure to use the wording “for use in this annual report” in future Form 10-K filings.

Exhibit Index

17.
Refer to prior comment 31.  As requested previously, include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.  Note that the Item 15 of Form 10-KSB requirement and the Rule 102(d) of Regulation S-T requirement are discrete requirements.

Response 17:
Your comment regarding the discrete requirements of Item 15 of Form 10-KSB and Rule 102(d) of Regulation S-T is noted.  In future filings we will include an exhibit index immediately before the exhibits, as required by Rule 102(d) of Regulation S-T.

Exhibit 99.4 and September 30, 2007 10-QSB

Item 3. Controls and Procedures

18.
Refer to prior comment 33.  As requested previously, confirm that the certifying officers evaluated the effectiveness as of the end of the period rather than “within 90 days prior to the filing date of this report.”  Confirm also that you will make conforming changes in future filings.

Response 18:
We confirm that the certifying officers evaluated the effectiveness as of the end of the period rather than “within 90 days prior to the filing date of this report,” and that we will make conforming changes in future filings. We have done so in our latest Form 10-Q filed with the Commission.

8-K/A

Facing Page

19.
We note that the facing page gives a new address for UFOG’s principal executive offices.  If UFOG has changed the address of its principal executive offices, update UFOG’s records on the EDGAR system.  Also, reflect the change of address in future filings.

Response 19:	We have requested that our EDGAR agent update our records on the EDGAR system. The new address for UFOG’s principal executive offices is being used in all new filings.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

Sun, Xin
Chairman and Chief Financial Officer

cc:  Harold H. Martin, Esq.

Enclosures